[redacted]

11020617

SEC Mail Processing Section
RECEIVED
MAR 28 2011
Washington, DC
110

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

SEC FILE NUMBER
8- 16324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detwiler Fenton & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 High Street, Ste. 2800
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen D. Martino 617-747-0154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen D. Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detwiler Fenton & Co., as of December 31, 20_10_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(Supplemental Report on Internal Control Structure)

SPENCER W. COSGROVE
Notary Public, Commonwealth of Massachusetts
My Commission Expires Dec. 30, 2016

DETWILER FENTON & CO.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AT DECEMBER 31, 2010

	ORIGINAL FILED: 1/26/2011	AMENDED FILED: 2/23/2011
NET CAPITAL:		
Total Stockholder's Equity	$ 1,271,033	$ 1,534,652
Less Non-Allowable Assets:		
Commissions and other receivables	(5,822)	(5,822)
Income taxes receivable	(41,364)	(303,588)
Fixed assets, net	(260,566)	(260,566)
Prepaid expenses and other assets	(185,813)	(185,813)
Total Non-Allowable Assets	(493,565)	(755,789)
Less Deductions and/or Charges:		
Fidelity bond deductible	(20,711)	(20,722)
Total Non-Allowable Assets and Deductions and/or Charges	(514,276)	(776,511)
Net Capital before Haircuts on Securities Positions	756,757	758,141
Less Haircuts on Securities	(18,958)	(18,958)
NET CAPITAL	737,799	739,183
MINIMUM NET CAPITAL REQUIRED - 6 2/3% of Aggregate Indebtedness or $100,000, Whichever is Greater	(119,075)	(118,982)
EXCESS NET CAPITAL	$ 618,724	$ 620,201
AGGREGATE INDEBTEDNESS	$ 1,786,121	$ 1,784,726

Material Difference Statement - Detwiler Fenton & Co. filed an amended FOCUS report for December 2010 on February 23, 2011. When the final income tax calculation was finally reviewed and approved by the Firm's independent public accountant in February 2011, the Firm recorded the necessary accounting adjustments (principally representing an increase in income tax receivable accounts totaling $262,224 and $1,384 of minor accrual adjustments) and then the Firm filed the amended report. Such adjustments increased Net Capital by $1,384 between the original filing and the amended filing of the FOCUS report on Form X-17-A.

Detwiler | Fenton
ESTABLISHED 1962

March 24, 2011

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Dear Sir/Madam:

Enclosed please find one copy of a reconciliation, including appropriate explanations of the Audited Computation of Net Capital pursuant to Form X-17A-5 Part III, Section 17 of the Securities Exchange Act of 1934, and Rule 17a-5 thereunder for Detwiler Fenton & Co. (BD#1794).

If you have any questions regarding this filing, please contact me at 617-747-0154.

Sincerely,

Stephen D. Martino
Chief Financial Officer